Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

The following is an email to Marriott’s Franchised Hotel General Managers in the U.S. and Canada sent on, which informs them of the proposed merger between Marriott International and Starwood Hotels & Resorts Worldwide.

Date: November 16, 2015

Subject Line: Marriott International to Acquire Starwood Hotel & Resorts

Franchised Hotel GMs in the U.S. and Canada,

We want to reach out to ensure you have heard the news that Marriott International has signed an agreement to acquire Starwood Hotels & Resorts in a merger transaction. This merger, which was just announced this morning, will bring together two highly complementary businesses. Starwood is a leader in the lifestyle segment whose strong portfolio of brands, loyal customer base, international footprint and beautiful properties will help us achieve our vision of making Marriott International the World’s Favorite Travel Company.

Once the merger is complete, Marriott International will be the world’s largest hotel company, with 1.1 million rooms across more than 5,500 properties worldwide. This merger creates a unique opportunity for us to be able to meet the varied needs of travelers, whatever their purpose and wherever they are in the world. We are confident that this will generate meaningful value for owners, franchisees, guests and associates.

This integration will require a significant amount of work, and we anticipate it will take many months for the deal to be completed. Until that time, we ask that you not actively engage with Starwood for any Marriott-related business or sales activities. We will provide regular updates on the status of the merger over the course of the coming months.

We look forward to the many opportunities this merger will bring and as always, we thank you for your support.

Best regards,

Liam Brown	Don Cleary
President, Select Service & Extended Stay Lodging	President
and Owner & Franchise Services, North America	Marriott Hotels of Canada

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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